EXHIBIT 99.1

POET Technologies to Proceed with Voluntary Delisting from TSXV

No change to Nasdaq listing; common shares continue to be listed under symbol "POET"

TORONTO, Aug. 25, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced that it will shortly be proceeding with the previously-announced voluntary delisting of its common shares (the "Shares") from the TSX Venture Exchange ("TSXV"). The delisting from the TSXV will not affect the Company's listing on Nasdaq Capital Market (the "Nasdaq") and POET's Shares will continue to be listed on Nasdaq under the symbol "POET".

POET has submitted the required application and received approval for the delisting. The Company expects that effective as of the close of trading on or about Wednesday, August 27, 2025, POET's Shares will no longer be listed and posted for trading on the TSXV. The listing of POET's Shares on Nasdaq will be unaffected.

Trading on Nasdaq represents the vast majority of the Company's trading volume. The Company believes that delisting from the TSXV will create a central marketplace for its Shares on Nasdaq, and will improve long-term liquidity and enhance shareholder value.

POET will remain a "reporting issuer" under applicable Canadian securities laws and will continue to provide regular comprehensive disclosure in accordance with its securities law obligations.

Following delisting from the TSXV, POET's shareholders can trade their Shares through their brokers on Nasdaq. POET's Nasdaq listing will continue to provide shareholders with the same accessibility to trade the Company's Shares. Shareholders holding POET Shares in Canadian brokerage accounts should contact their brokers to confirm how to trade POET's Shares on Nasdaq.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements and information relate, among other things, to the expected delisting date from the TSXV and the benefits of maintaining a single listing on Nasdaq.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding the date the Shares will be delisted from the TSXV, the benefits of ceasing to maintain a dual listing, Nasdaq providing shareholders with the same accessibility to trade the Company's Shares, and the ability of shareholders to trade their Shares through their brokers on Nasdaq. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward- looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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